0FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc - Interim Management Statement

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 11.00am GMT, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

Conference call details

Date: Monday, 4 November 2013

Time: 6.00am EST
11.00am GMT
            7.00pm HKT

Audio webcast: Please follow this link for the webcast: http://www.hsbc.com/1/2/investor-relations/financial-info

Speakers: Stuart Gulliver, Group Chief Executive
Iain Mackay, Group Finance Director

Conference details for investors and analysts: Passcode: HSBC

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Hong Kong	+852 3077 4624	Hong Kong	800 933 234

Replay conference call details (available until 4 December 2013): Passcode: 45344522#

Toll		Toll free
UK	+44 (0) 845 245 5205	UK	0800 953 1533
International	+44 (0) 145 255 0000	USA	1866 247 4222
		Hong Kong	800 901 393

Investor Relations		Media Relations
Guy Lewis	Rebecca Self	Patrick Humphris
Tel: +44 (0) 20 7992 1938	Tel: +44 (0) 20 7991 3643	Tel: +44 (0) 20 7992 1631
Hugh Pye		Gareth Hewett
Tel: +852 2822 4908		Tel: +852 2822 4929

Table of contents

Highlights ...................................................................	3	Risk-weighted assets .................................................	14
Group Chief Executive's comments .........................	5	Profit before tax by global business and geographical
Underlying performance ...........................................	6	region .......................................................................	17
Financial performance commentary .........................	7	Summary information - global businesses .............	18
Trading conditions since 30 September 2013		Summary information - geographical regions .......	23
and outlook .............................................................	10	Appendix - selected information
Notes ............................................................................	11	Loans and advances to customers by industry sector
Cautionary statement regarding forward-looking		and by geographical region ..........................	29
statements ...............................................................	11	Exposures to countries in the eurozone ...........	30
Summary consolidated income statement ..............	12	Notable revenue items and notable cost items by
Summary consolidated balance sheet .....................	13	geographical region and global business....	31
Capital ..........................................................................	14	US run-off portfolios .............................................	33

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, HSBC is one of the world's largest banking and financial services organisations.

Highlights

• Reported profit before tax ('PBT') up 30% in the third quarter of 2013 ('3Q13') at US$4,530m compared with US$3,481m in the same period in 2012 ('3Q12').

• Underlying PBT was US$5,056m, up 10% in 3Q13, compared with US$4,603m in 3Q12.

• Reported PBT for nine months to 30 September 2013 up 15% at US$18,601m, US$2,383m higher than in the same period in 2012.

• Underlying PBT for the nine months to 30 September 2013 up 34% at US$18,145m, US$4,640m higher than the prior year period.

• Earnings per share and dividends per share for the nine months to 30 September 2013 were US$0.71 and US$0.30, respectively, compared with US$0.58 and US$0.27 for the equivalent period in 2012.

•     Annualised return on equity 1.5 ppt higher - nine months to 30 September 2013 annualised return on average ordinary shareholders' equity ('RoE') was 10.4% compared with 8.9% in the equivalent period in 2012.

• Our home markets of UK and Hong Kong contributed more than half of the Group's underlying PBT in the quarter and year to date. We expect both to see GDP growth in 2014 over 2013.

• Stable revenue - 3Q13 underlying revenue of US$15,588m was broadly unchanged compared with US$15,661m in 3Q12. Notwithstanding this, we achieved broad-based revenue growth in Hong Kong.

•     Lower 3Q13 underlying operating expenses - 3Q13 underlying operating expenses were US$9,572m, down 4% from US$9,952m in 3Q12. Excluding notable items, operating expenses increased reflecting higher investment expenditure, wage inflation and litigation and regulatory-related costs.

•     Maintained momentum in sustainable savings - during 3Q13 we achieved US$0.4bn of additional sustainable cost savings across all regions, taking the annualised total to US$4.5bn since the start of 2011. This exceeds our target for the end of 2013.

• Further progress on capital generation but regulatory uncertainty remains - our core tier 1 ratio was 13.3% and our common equity tier 1 ratio was 10.6% in 3Q13.

	Nine months ended 30 September
	2013	2012	Change
	US$m	US$m	%
Income statement and performance measures1
Reported profit before tax .....................................................................................	18,601	16,218	15
Underlying profit before tax .................................................................................	18,145	13,505	34
Profit attributable to ordinary shareholders of the parent company ..............	13,055	10,507	24
Cost efficiency ratio ...............................................................................................	56.6%	61.2%
Pre-tax return on average risk-weighted assets .................................................	2.2%	1.8%

	At 30 September 2013	At 30 June 2013	At 31 December 2012	Change from 30 June to 30 September 2013
Capital and balance sheet
Core tier 1 ratio .......................................................................	13.3%	12.7%	12.3%

	US$m	US$m	US$m	US$m

Loans and advances to customers .......................................	1,017,151	969,382	997,623	47,769
Customer accounts .................................................................	1,382,819	1,316,182	1,340,014	66,637
Risk-weighted assets .............................................................	1,098,876	1,104,764	1,123,943	(5,888)

CRD IV
Common equity tier 1 ratio2 ..................................................	10.6%	10.1%	9.5%

1  All on a reported basis, unless otherwise stated. Underlying basis eliminates effects of foreign currency translation differences, acquisitions, disposals and changes in ownership levels of subsidiaries, associates, joint ventures and businesses, and changes in fair value ('FV') due to movements in credit spread on own long-term debt issued by the Group and designated at fair value. A reconciliation of reported results to underlying results is shown on page 6.

2  The CET1 ratio presented for 31 December 2012 has changed from the presentation in the Annual Report and Accounts 2012 and is shown post future management action to mitigate capital deductions for non-significant holdings of financial sector entities, as detailed on page 16.

	Nine months ended 30 September		Quarter ended 30 September
	2013	2012	2013	2012
	US$m	US$m	US$m	US$m

Reported
Revenue1 ...............................................................................................	49,450	51,463	15,078	14,566
Loan impairment charges and other credit risk provisions ............	(4,709)	(6,519)	(1,593)	(1,720)
Operating expenses .............................................................................	(27,983)	(31,483)	(9,584)	(10,279)
Profit before tax ....................................................................................	18,601	16,218	4,530	3,481

Underlying
Revenue1 ..............................................................................................	48,879	47,740	15,588	15,661
Loan impairment charges and other credit risk provisions ...........	(4,709)	(6,024)	(1,594)	(1,658)
Operating expenses ............................................................................	(27,868)	(29,858)	(9,572)	(9,952)
Profit before tax ...................................................................................	18,145	13,505	5,056	4,603

Notable items (on a reported basis)
Included in underlying profit before tax are:
Revenue
Net gain on completion of Ping An Insurance (Group) Company of China, Ltd ('Ping An') disposal2 ........................	553	-	-	-
Operating costs
UK customer redress programmes ..........................................	840	1,698	428	353
Of which
Payment protection insurance ('PPI') ..................................	514	1,360	147	356
Interest rate derivatives ('IRD') ............................................	132	238	132	-
Wealth management ..............................................................	149	-	149	-
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .............................................	-	1,500	-	800
Restructuring and other related costs ....................................	396	660	158	97

1 Net operating income before loan impairment charges, also referred to as 'revenue'.
2  The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

Group Chief Executive, Stuart Gulliver, commented:

Business performance

Revenue was stable in the third quarter, influenced by the mixed global macroeconomic picture set against a backdrop of our continuing implementation of Global Standards and ongoing regulatory uncertainty.

Our home markets of the UK and Hong Kong contributed more than half of the Group's underlying profit before tax. Hong Kong performed well in the quarter, reflecting broad-based revenue growth. Hong Kong continues to benefit from its close economic relationship with mainland China. We remain well positioned to capitalise on improving economic conditions in these markets.

In addition, we continued to remodel our business in North America to improve profitability and growth. The ongoing recovery of the US housing market and increased investor appetite may provide further opportunities to accelerate the run-down of our US Consumer Mortgage and Lending portfolio.

Global Banking and Markets performed resiliently, notwithstanding a challenging environment over recent months. This reflects our distinctive business model with its broad international focus, emphasis on customer connectivity, product capability and balance sheet strength.

We continued to focus on managing our cost base, generating an additional US$0.4bn of sustainable savings over the quarter and bringing the total annualised sustainable savings achieved since the start of 2011 to US$4.5bn. This is well in excess of the target we set out to achieve by the end of 2013. We re-invested part of these savings in risk and compliance, increasing headcount by 1,600 since December 2012.

We grew underlying revenue 9% faster than costs for the first nine months.

We also made further progress towards simplifying and restructuring HSBC. In particular, we recently completed the sale of our Panama business in October.

Our capital position has strengthened during the quarter with an improvement in the core tier 1 ratio to 13.3%. Our estimated CRD IV end point basis common equity tier 1 ratio also improved to 10.6%. There continues to be significant regulatory uncertainty on the horizon.

Outlook

We see reasons for optimism with some evidence of a broadening recovery. Indications are that economic growth in mainland China is stabilising with positive implications for Hong Kong and the rest of Asia-Pacific. The US should continue to grow, albeit at a low rate by historical standards. The UK should see positive growth and outperform the eurozone. We expect GDP growth in Latin America to remain slow, although the Mexican economy should strengthen in 2014. Our forecasts for global growth remain constant at 2.0% in 2013 and 2.6% in 2014.

We remain focused on delivering organic growth, streamlining the businesses and implementing Global Standards, and so supporting a progressive dividend.

Underlying performance

Underlying performance:

• adjusts for the period-on-period effects of foreign currency translation;

•     eliminates the fair value movements on our long-term debt attributable to credit spread ('own credit spread') where the net result of such movements will be zero upon maturity of the debt (see footnote 2 on page 7); and

• adjusts for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the period incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the periods presented so we can view results on a like-for-like basis. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

Reconciliation of reported and underlying revenue

	Nine months ended 30 September			Quarter ended 30 September
	2013	2012	Change	2013	2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported revenue .........................	49,450	51,463	(4)	15,078	14,566	4
Currency translation adjustment1 ..		(890)			(354)
Own credit spread2 ........................	594	3,903		575	1,733
Acquisitions, disposals and dilutions	(1,165)	(6,736)		(65)	(284)

Underlying revenue ......................	48,879	47,740	2	15,588	15,661	-

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions ('LIC's)

	Nine months ended 30 September			Quarter ended 30 September
	2013	2012	Change	2013	2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported LICs ..............................	(4,709)	(6,519)	28	(1,593)	(1,720)	7
Currency translation adjustment1 ..		161			59
Acquisitions, disposals and dilutions	−	334		(1)	3

Underlying LICs ...........................	(4,709)	(6,024)	22	(1,594)	(1,658)	4

Reconciliation of reported and underlying operating expenses

	Nine months ended 30 September			Quarter ended 30 September
	2013	2012	Change	2013	2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses ........	(27,983)	(31,483)	11	(9,584)	(10,279)	7
Currency translation adjustment1 ..		512			199
Acquisitions, disposals and dilutions	115	1,113		12	128

Underlying operating expenses .....	(27,868)	(29,858)	7	(9,572)	(9,952)	4

Underlying cost efficiency ratio ...	57.0%	62.5%		61.4%	63.5%

Reconciliation of reported and underlying profit before tax

	Nine months ended 30 September			Quarter ended 30 September
	2013	2012	Change	2013	2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax ............	18,601	16,218	15	4,530	3,481	30
Currency translation adjustment1 ..		(187)			(79)
Own credit spread2 ........................	594	3,903		575	1,733
Acquisitions, disposals and dilutions	(1,050)	(6,429)		(49)	(532)

Underlying profit before tax .........	18,145	13,505	34	5,056	4,603	10

1 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.

2  Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

Financial performance commentary

Nine months ended 30 September 2013 compared with nine months ended 30 September 2012

•     Reported profit before tax of US$18.6bn for the first nine months of 2013 was US$2.4bn or 15% higher than in the same period in 2012. This was primarily due to lower adverse fair value movements of US$3.3bn on our own debt designated at fair value resulting from changes in credit spreads, and decreases in both loan impairment charges and other credit risk provisions ('LIC's) of US$1.8bn and operating expenses of US$3.5bn. These factors were partially offset by lower gains (net of losses) from disposals and reclassifications of US$1.2bn compared with US$4.4bn in the same period in 2012. This mainly reflected the gain on disposal of the Card and Retail Services ('CRS')
       business in North America in May 2012, which more than offset the accounting gain arising in the first quarter of 2013 from the reclassification of Industrial Bank Co., Ltd ('Industrial Bank') as a financial investment following its issue of additional share capital to third parties.

• On an underlying basis, profit before tax rose by 34% to US$18.1bn, primarily due to higher revenue and lower LICs and operating expenses.

•     Reported revenue was US$49.4bn in the nine months or 3.9% lower than in the same period in 2012, primarily reflecting lower gains (net of losses) from disposals and reclassifications. On an underlying basis, revenue of
       US$48.9bn, was US$1.1bn or 2.4% higher reflecting:

- favourable fair value movements on non-qualifying hedges of US$461m compared with adverse movements of US$365m in the same period in 2012;

- a net gain recognised on completion of the disposal of our investment in Ping An of US$553m;

- a favourable debit valuation adjustment ('DVA') of US$300m in Global Banking and Markets ('GB&M') on derivative contracts;

- foreign exchange gains on sterling debt issued by HSBC Holdings of US$442m;

- a loss of US$279m following the write-off of goodwill relating to our Global Private Banking ('GPB') business in Monaco; and

- a loss of US$138m on the sale of an HFC Bank UK secured loan portfolio.

Excluding these items, the main drivers of revenue movements in our global businesses were as follows:

    -     in GB&M, revenue increased marginally with growth in the majority of our customer-facing businesses. Revenue increased in Financing and Equity Capital Markets reflecting a rise in lending spreads. It also rose due to increased customer activity in Credit in both primary and secondary markets, and in Equities and Payments and Cash Management. By contrast, revenue from Rates decreased compared with strong results in 2012 which benefited from tightening spreads following the European Central Bank liquidity intervention. This reduction was partly offset by minimal fair value movements on structured liabilities in 2013 (reported within Rates and
                   Equities) compared with significant adverse movements in 2012. As expected, revenues from Balance Sheet Management also decreased;

    -     in Commercial Banking ('CMB') revenue was marginally higher, driven by our home markets of Hong Kong and the UK. An increase in net interest income reflected average balance sheet growth which was partially offset by spread compression. Revenue also benefited from an increase in lending fees and from collaboration with GB&M;

    -     in Retail Banking and Wealth Management ('RBWM') revenue decreased, primarily in our Consumer Mortgage and Lending ('CML') portfolio, reflecting lower average lending balances, losses on the sale of the non-real estate portfolio and the early termination of cash flow hedges. In RBWM excluding the CRS business and the US run-off portfolio ('the Rest of RBWM') revenue increased, driven by a rise in fee income from higher investment product sales in Hong Kong, notably unit trusts and retail brokerage, and from current account and card fees in Brazil. In addition, net interest income rose from improved mortgage spreads and higher average mortgage balances, primarily in Hong Kong and the UK; and

    -     in GPB, net interest income decreased as higher yielding positions matured and opportunities for reinvestment were limited by prevailing rates, lending and deposit spreads narrowed and average deposit balances fell.
                   Revenue was also adversely affected by negative net new money as we continued to reposition the GPB client base.

•     Reported LICs of US$4.7bn were 28% lower than the same period in 2012. On an underlying basis, LICs fell in the majority of our regions, notably by US$1.6bn in North America and by US$0.2bn in the Middle East and North
       Africa.

    -     In North America the decrease was, in part, due to improvements in housing market conditions. In addition, the decrease reflected lower lending balances, reduced new impaired loans and lower delinquency levels in the
                   CML portfolio.

- The Middle East and North Africa benefited from releases of charges raised in previous periods. This reflected an improvement in the financial position of certain customers.

    -     By contrast, LICs were higher in Latin America by US$0.5bn, principally in Mexico, due to higher collective impairments in RBWM and specific impairments in CMB relating to homebuilders. In Brazil LICs increased, reflecting impairment model changes and assumption revisions for restructured loan account portfolios in RBWM and Business Banking in CMB. This was partly offset by improvements in the quality of the portfolio in
                   Brazil as credit strategies were modified in previous periods to mitigate rising delinquency rates.

•     Reported operating expenses for the nine months of US$28.0bn were 11% lower than in the same period in 2012. On an underlying basis, operating expenses fell by US$2.0bn, primarily due to the non-recurrence of a provision for
       US anti-money laundering, Bank Secrecy Act ('BSA') and Office of Foreign Asset Control ('OFAC') investigations of US$1.5bn, a reduction in charges relating to UK customer redress of US$0.9bn and a decrease in restructuring and related costs of US$0.3bn. UK customer redress charges for the period included additional estimated redress for possible mis-selling in previous years of US$514m in respect of payment protection insurance ('PPI'), US$132m in respect of interest rate protection products and US$149m in respect of wealth management products. Excluding these items, operating expenses were US$0.6bn higher, mainly due to increased Madoff-related litigation costs in
       GB&M Europe, a provision in respect of regulatory investigations in GPB, a customer remediation provision connected to our former CRS business, and investment in strategic initiatives, risk and compliance. Wage inflation also contributed to the increase in operating expenses. These factors were partially offset by additional sustainable cost savings, an accounting gain arising from a change in the basis of delivering ill-health benefits to certain employees in the UK and lower performance-related costs.

We achieved an additional US$1.2bn of sustainable cost savings across all of our regions, taking our total annualised cost savings to US$4.5bn as we continued with our organisational effectiveness programmes.

• The reported cost efficiency ratio improved from 61.2% for the first nine months of 2012 to 56.6% in 2013 while, on an underlying basis, it improved from 62.5% to 57.0%.

       Full-time equivalent staff numbers ('FTE's) at the end of the quarter were 259,300, broadly unchanged compared with 30 June 2013.

•      The effective tax rate for the nine months of 20.3% was lower than the UK corporation tax rate of 23.25%. The lower tax rate was driven by the geographical distribution of the Group's profit and non-taxable gains from the reclassification of Industrial Bank as a financial investment and the disposal of our investment in Ping An. These factors were offset in part by a reduction in deferred tax assets recognised in Mexico following clarification of the tax law by the Mexican fiscal authority and a write-down of the UK deferred tax asset arising from the reduction in the future UK tax rate to 20% from 1 April 2015.

• On 7 October 2013, the Board announced a third interim dividend for 2013 of US$0.10 per ordinary share.

3Q13 compared with 3Q12

•     Reported profit before tax of US$4.5bn for 3Q13 was US$1.0bn or 30% higher than in 3Q12, primarily due to higher revenue from lower adverse fair value movements of US$1.2bn on our own debt designated at fair value resulting from changes in credit spreads, and lower operating expenses.

•     Reported revenue was US$15.1bn in the quarter, 3.5% higher than in the same period in 2012. On an underlying basis, revenue was US$15.6bn in the quarter, broadly in line with 3Q12 notwithstanding an adverse DVA movement in GB&M of US$0.2bn. Excluding this, revenue in GB&M was marginally higher. It was also marginally higher in CMB, in line with trends seen throughout the first nine months of 2013. By contrast, revenue in RBWM decreased, primarily reflecting lower average balances in the CML portfolio and a fall in insurance revenues. These factors were partly offset by higher net interest income in Hong Kong, mainly due to improved mortgage spreads and higher average mortgage balances. In GPB, the trends driving performance in the first nine months of 2013 contributed to a fall in revenue in the quarter.

•     LICs of US$1.6bn were US$0.1bn lower than in 3Q12, on both a reported and underlying basis. The movement in underlying LICs was driven by a decrease in North America of US$0.4bn (to US$0.3bn) reflecting improvements in housing market conditions, lower lending balances, lower levels of new impaired loans and reduced delinquency levels in our CML portfolio. This was largely offset by higher LICs in Latin America of US$0.2bn (to US$0.6bn) and in Europe of US$0.1bn (to US$0.5bn). In Latin America, the higher LICs reflected an increase in specific impairments in CMB, notably in Mexico due to further deterioration of recoverability on exposures to homebuilders and in
       Brazil across a number of corporate exposures. In Europe, the rise in LICs reflected specific customer impairments in GB&M partially offset by provision releases.

•     Reported operating expenses of US$9.6bn were 7% lower than in the same period in 2012. On an underlying basis, operating expenses fell by US$0.4bn, primarily reflecting the non-recurrence of the provision of US$0.8bn booked in 3Q12 in respect of US anti-money laundering, BSA and OFAC investigations which was partially offset by higher UK customer redress charges of US$0.1bn and restructuring and related costs of US$0.1bn. Excluding these items, operating expenses rose by US$0.3bn, reflecting increased strategy and investment costs, wage inflation and litigation and regulatory-related costs including a provision in respect of regulatory investigations in GPB.
       These factors were partly offset by additional sustainable costs savings of US$0.4bn.

• The reported cost efficiency ratio improved from 70.6% in 3Q12 to 63.6% in 3Q13 while, on an underlying basis, it improved from 63.5% to 61.4%.

•      The effective tax rate for the three months was 23.1%, similar to the UK corporation tax rate of 23.25%. The tax for the quarter included a write-down of the UK deferred tax asset arising from a reduction in the future UK tax rate to
         20% from 1 April 2015.

Balance sheet commentary compared with 30 June 2013

•     Reported loans and advances to customers increased by US$47.8bn during 3Q13. This resulted from foreign exchange differences of US$23.5bn coupled with a rise of US$7.8bn in reverse repo balances and an increase in customer lending of US$16.5bn. The latter included the reclassification of assets previously included in 'Assets held for sale' following the strategic review of our Monaco business in GPB. Excluding this, loans and advances were marginally higher, driven by increases in Hong Kong from term lending to CMB and Global Banking customers, particularly commercial real estate related, together with an increase in corporate overdraft balances in the UK, notably in GB&M, which did not meet the netting criteria.

•     Reported customer accounts increased by US$66.6bn in the quarter, largely resulting from foreign exchange differences of US$28.9bn, an increase in repo balances of US$14.5bn and a rise in customer deposits of US$23.2bn. The latter included the reclassification of customer deposits previously included in 'Liabilities of disposal groups held for sale' arising from the strategic review noted above. Excluding these factors, customer deposits were marginally higher, driven by RBWM in Hong Kong, where customers adopted a more conservative approach to managing assets and, to a lesser extent, by CMB. In addition, there was an increase in the UK of customer deposit balances which did not meet the netting criteria.

•     Other significant balance sheet movements in the quarter included an increase in cash and balances at central banks, mainly in Europe and, to a lesser degree, in Hong Kong and Rest of Asia-Pacific as surplus liquidity was redeployed. In addition, there was a decline in derivative assets and liabilities, reflecting continued shifts in major yield curves.

Net interest margin

•     Net interest margin decreased in the nine months to 30 September 2013 compared with the same period in 2012 as a result of significantly lower gross yields on customer lending, including balances within 'Assets held for sale'.
       This was driven by the effect of disposals, notably of the higher-yielding CRS and non-real estate portfolios in the US, and downward trends in interest rates in a small number of countries, particularly Brazil. Yields on our own surplus liquidity also fell, notably in Latin America and Europe, as proceeds from maturing investments and disposals were reinvested at lower prevailing rates. These factors were partly offset by a reduction in the cost of funds on customer accounts in the majority of our regions, especially in Latin America, in line with the declining interest rate trends noted above. In addition, the cost of funds on debt issued by the Group decreased, as debt issued at higher coupons in the US matured and was repaid.

Capital and risk-weighted assets

•      The core tier 1 capital ratio strengthened to 13.3% from 12.7% at 30 June 2013. Internal capital generation of US$2.6bn and favourable foreign exchange movements of US$2.4bn contributed to a total increase of US$4.8bn in core tier 1 capital.

•     Risk-weighted assets ('RWA's) decreased by US$5.9bn in the quarter, mainly due to a US$7.7bn reduction in market risk and reductions in other risk types, partially offset by the effect of foreign exchange movements. The lower market risk RWAs reflected a lesser incremental risk charge from falls in sovereign exposures.

•     The estimated CRD IV end point basis common equity tier 1 capital ratio increased to 10.6%, from 10.1% at 30 June 2013, reflecting internal capital generation, favourable foreign exchange movements and a reduction in RWAs.

Trading conditions since 30 September 2013 and outlook

Our results in October included an estimated gain of US$1.1bn on the disposal of our operations in Panama. Excluding this, our performance was in line with the trends we experienced during the first nine months of the year.

The Financial Conduct Authority is conducting investigations alongside several other agencies in various countries into a number of firms, including HSBC, relating to trading on the foreign exchange market. We are cooperating with the investigations which are at an early stage.

Notes

•      Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2013 and the quarter ended 30 September 2012, or between the nine months ended 30 September 2013 and the corresponding nine months in 2012. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2013 and the corresponding balances at 30 June 2013.

•      The financial information on which this Interim Management Statement is based and the data set out in the appendix to this statement are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described in the Annual Report and Accounts 2012, with the exception of the adoption of the following new or revised standards: IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements', IFRS 13 '
        Fair Value Measurement' and IAS 19 'Employee Benefits'. These new standards took effect from 1 January 2013 and their adoption had an insignificant effect on the consolidated financial statements of HSBC. A further description of the adoption of these standards and revisions to standards is provided in the Interim Report 2013. A glossary of terms is also provided in the Annual Report and Accounts 2012.

•      The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

• The proposed timetable for the fourth interim dividend is as follows:

Annual Report and Accounts 2013 announcement date ..............................................................................	24 February 2014
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda ....................................................	12 March 2014
ADSs quoted ex-dividend in New York ............................................................................................................	12 March 2014
Dividend record date in Hong Kong .................................................................................................................	13 March 2014
Dividend record date in London, New York, Paris and Bermuda ..................................................................	14 March 2014
Dividend payment date ........................................................................................................................................	30 April 2014

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•      changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•      changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements;
        expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•      factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreements with US authorities.

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net interest income ..........................................................	26,533	28,490	8,714	8,851	9,114
Net fee income .................................................................	12,441	12,364	4,037	4,159	4,057
Net trading income ...........................................................	7,645	6,311	1,283	2,519	1,792

Changes in fair value of long-term debt issued and related derivatives ....................................................................	(953)	(3,195)	466	38	(1,385)
Net income/(expense) from other financial instruments designated at fair value ..............................................................................	1,203	1,446	981	(331)	819

Net income/(expense) from financial instruments designated at fair value .......................................................................	250	(1,749)	1,447	(293)	(566)
Gains less losses from financial investments ..............	1,876	1,189	20	246	166
Dividend income ..............................................................	278	134	171	73	31
Net earned insurance premiums ....................................	9,275	10,021	3,049	3,054	3,325
Gains on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd	-	4,012	−	-	203
Other operating income/(expense) ................................	1,419	1,343	473	(55)	321

Total operating income ..................................................	59,717	62,115	19,194	18,554	18,443

Net insurance claims incurred and movement in liabilities to policyholders ................................................................	(10,267)	(10,652)	(4,116)	(2,598)	(3,877)

Net operating income before loan impairment charges and other credit risk provisions ......................................................................	49,450	51,463	15,078	15,956	14,566

Loan impairment charges and other credit risk provisions	(4,709)	(6,519)	(1,593)	(1,945)	(1,720)

Net operating income ......................................................	44,741	44,944	13,485	14,011	12,846

Total operating expenses ................................................	(27,983)	(31,483)	(9,584)	(9,052)	(10,279)

Operating profit ...............................................................	16,758	13,461	3,901	4,959	2,567

Share of profit in associates and joint ventures ..........	1,843	2,757	629	678	914

Profit before tax ...............................................................	18,601	16,218	4,530	5,637	3,481

Tax expense .......................................................................	(3,770)	(4,287)	(1,045)	(1,401)	(658)

Profit after tax ..................................................................	14,831	11,931	3,485	4,236	2,823

Profit attributable to shareholders of the parent company	13,484	10,936	3,200	3,931	2,498
Profit attributable to non-controlling interests ............	1,347	995	285	305	325

	US$	US$	US$	US$	US$

Basic earnings per ordinary share ......................................	0.71	0.58	0.16	0.20	0.13
Diluted earnings per ordinary share ...................................	0.70	0.58	0.16	0.20	0.13
Dividend per ordinary share (in respect of the period) ...	0.30	0.27	0.10	0.10	0.09

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised) ........................................................................	10.4	8.9	7.2	9.1	5.8
Pre-tax return on average risk-weighted assets (annualised)	2.2	1.8	1.6	2.1	1.2
Cost efficiency ratio ...............................................................	56.6	61.2	63.6	56.7	70.6

Summary consolidated balance sheet

	At 30 Sep 2013	At 30 Jun 2013	At 31 Dec 2012
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks ................................................................	170,206	148,285	141,532
Trading assets ....................................................................................................	448,749	432,601	408,811
Financial assets designated at fair value ........................................................	38,090	35,318	33,582
Derivatives ..........................................................................................................	290,858	299,213	357,450
Loans and advances to banks .........................................................................	182,391	185,122	152,546
Loans and advances to customers ..................................................................	1,017,151	969,382	997,623
Financial investments ........................................................................................	403,411	404,214	421,101
Assets held for sale ...........................................................................................	13,873	20,377	19,269
Other assets ........................................................................................................	158,633	150,804	160,624

Total assets .........................................................................................................	2,723,362	2,645,316	2,692,538

LIABILITIES AND EQUITY
Liabilities
Deposits by banks ..............................................................................................	100,568	110,023	107,429
Customer accounts ............................................................................................	1,382,819	1,316,182	1,340,014
Trading liabilities ................................................................................................	358,350	342,432	304,563
Financial liabilities designated at fair value ....................................................	85,695	84,254	87,720
Derivatives ..........................................................................................................	287,198	293,669	358,886
Debt securities in issue .....................................................................................	114,308	109,389	119,461
Liabilities under insurance contracts ..............................................................	72,766	69,771	68,195
Liabilities of disposal groups held for sale ....................................................	11,949	19,519	5,018
Other liabilities ...................................................................................................	122,015	117,716	118,123

Total liabilities ....................................................................................................	2,535,668	2,462,955	2,509,409

Equity
Total shareholders' equity ................................................................................	179,051	174,070	175,242
Non-controlling interests ..................................................................................	8,643	8,291	7,887

Total equity .........................................................................................................	187,694	182,361	183,129

Total equity and liabilities .................................................................................	2,723,362	2,645,316	2,692,538

Ratio of customer advances to customer accounts .......................................	73.6%	73.7%	74.4%

Capital

Capital structure

	At	At	At
	30 Sep 2013	30 Jun 2013	31 Dec 2012
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders' equity .............................................................................................	170,819	165,816	167,360
Non-controlling interests ....................................................................................	5,025	4,754	4,348
Regulatory adjustments to the accounting basis ............................................	57	178	(2,437)
Deductions ............................................................................................................	(30,167)	(29,858)	(30,482)

Core tier 1 capital ..................................................................................................	145,734	140,890	138,789

Other tier 1 capital before deductions ...............................................................	16,028	15,790	17,301
Deductions ............................................................................................................	(6,970)	(6,538)	(5,042)

Tier 1 capital ..........................................................................................................	154,792	150,142	151,048

Total regulatory capital ........................................................................................	190,884	183,450	180,806

Total risk-weighted assets ...................................................................................	1,098,876	1,104,764	1,123,943

	%	%	%
Capital ratios
Core tier 1 ratio .......................................................................................................	13.3	12.7	12.3
Tier 1 ratio ...............................................................................................................	14.1	13.6	13.4
Total capital ratio ...................................................................................................	17.4	16.6	16.1

Risk-weighted assets

RWAs by risk type
	At	At	At
	30 Sep 2013	30 Jun 2013	31 Dec 2012
	US$m	US$m	US$m

Credit risk ..............................................................................................................	873,516	867,014	898,416
Counterparty credit risk ......................................................................................	44,757	48,581	48,319
Market risk ............................................................................................................	63,197	70,906	54,944
Operational risk ....................................................................................................	117,406	118,263	122,264

	1,098,876	1,104,764	1,123,943

RWAs by global businesses
	At	At	At
	30 Sep 2013	30 Jun 2013	31 Dec 2012
	US$bn	US$bn	US$bn

Total ....................................................................................................................	1,098.9	1,104.8	1,123.9

Retail Banking and Wealth Management ......................................................	239.7	243.4	276.6
Commercial Banking .........................................................................................	395.1	385.9	397.0
Global Banking and Markets ...........................................................................	416.9	429.2	403.1
Global Private Banking .....................................................................................	22.0	21.8	21.7
Other ....................................................................................................................	25.2	24.5	25.5

RWAs by geographical regions1
	At	At	At
	30 Sep 2013	30 Jun 2013	31 Dec 2012
	US$bn	US$bn	US$bn

Total ............................................................................................................	1,098.9	1,104.8	1,123.9

Europe .........................................................................................................	303.4	305.4	314.7
Hong Kong ...................................................................................................	136.9	128.1	111.9
Rest of Asia-Pacific ......................................................................................	285.0	285.0	302.2
Middle East and North Africa .......................................................................	64.7	64.2	62.2
North America .............................................................................................	227.1	236.4	253.0
Latin America ..............................................................................................	97.9	96.7	97.9

1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA movement by key driver
Credit risk - internal ratings-based ('IRB') only

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2013 .......	150.7	70.2	92.1	12.6	187.1	11.2	523.9

Foreign exchange movement .	0.4	-	(3.7)	(0.4)	(1.0)	(0.7)	(5.4)
Acquisitions and disposals .......	(1.5)	-	-	-	(8.6)	-	(10.1)
Book size ...............................	4.7	7.9	7.5	0.8	(7.8)	(0.9)	12.2
Book quality ..........................	(1.3)	5.3	0.4	1.2	(11.3)	0.2	(5.5)
Model updates ........................	(1.8)	-	-	0.1	(0.2)	-	(1.9)
Portfolios moving onto IRB approach .................	-	-	-	-	-	-	-
New/updated models ...........	(1.8)	-	-	0.1	(0.2)	-	(1.9)

Methodology and policy ........	1.7	0.1	0.3	-	9.2	0.1	11.4
Internal updates ..................	(0.8)	(3.8)	(2.2)	-	(1.0)	0.1	(7.7)
External updates - regulatory	2.5	3.9	2.5	-	10.2	-	19.1

Total RWA movement ..........	2.2	13.3	4.5	1.7	(19.7)	(1.3)	0.7

RWAs at 30 September 2013 .	152.9	83.5	96.6	14.3	167.4	9.9	524.6

RWA movement by key driver
Counterparty credit risk - IRB only

US$bn

RWAs at 1 January 2013 ......................	45.7

Book size ................................................	(0.3)
Book quality ..........................................	(1.5)
Model updates ......................................	-
Methodology and policy .....................	(2.7)
Internal updates .................................	(2.7)
External updates - regulatory ...........	-

Total RWA movement ..........................	(4.5)

RWAs at 30 September 2013 ................	41.2

RWA movement by key driver
Market risk - internal model based

US$bn

RWAs at 1 January 2013 .......................	44.5
----
Foreign exchange movement and other	-
Movement in risk levels ........................	(13.3)
Model updates .......................................	17.6
Methodology and policy .......................	2.0
Internal updates .................................	2.0
External updates - regulatory ............	-

Total RWA movement ...........................	6.3

RWAs at 30 September 2013 .................	50.8

RWA movement by key driver
Credit risk - IRB only

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 July 2013 ..................	148.4	78.6	95.0	13.9	174.5	10.5	520.9

Foreign exchange movement ....	6.4	-	(0.6)	0.1	0.6	(0.1)	6.4
Acquisitions and disposals ......	-	-	-	-	(0.4)	-	(0.4)
Book size ......................................	2.7	2.4	2.7	0.7	(2.4)	(0.4)	5.7
Book quality ................................	(3.7)	2.6	(0.5)	(0.4)	(4.1)	(0.1)	(6.2)
Model updates ............................	-	-	-	-	-	-	-
Portfolios moving onto IRB approach ...........................	-	-	-	-	-	-	-
New/updated models .............	-	-	-	-	-	-	-

Methodology and policy ..........	(0.9)	(0.1)	-	-	(0.8)	-	(1.8)
Internal updates .....................	(0.9)	(0.1)	-	-	(0.8)	-	(1.8)
External updates - regulatory	-	-	-	-	-	-	-

Total RWA movement ..............	4.5	4.9	1.6	0.4	(7.1)	(0.6)	3.7

RWAs at 30 September 2013 ...	152.9	83.5	96.6	14.3	167.4	9.9	524.6

RWA movement by key driver
Counterparty credit risk - IRB only

US$bn

RWAs at 1 July 2013 ............................	45.1

Book size ................................................	(1.3)
Book quality ..........................................	(0.5)
Model updates ......................................	-
Methodology and policy .....................	(2.1)
Internal updates .................................	(2.1)
External updates - regulatory ............	-

Total RWA movement ...........................	(3.9)

RWAs at 30 September 2013 .................	41.2

RWA movement by key driver
Market risk - internal model based

US$bn

RWAs at 1 July 2013 ............................	59.5
----
Foreign exchange movement and other .	-
Movement in risk levels ........................	(8.7)
Model updates .......................................	-
Methodology and policy .......................	-
Internal updates .................................	-
External updates - regulatory ............	-

Total RWA movement .........................	(8.7)

RWAs at 30 September 2013 ................	50.8

Estimated effect of CRD IV end point rules applied to the 30 September 2013 position

	Final text		Final text		July 2011 text
	At 30 September 2013		At 30 June 2013		At 31 December 2012
	RWAs	CET1	RWAs	CET1	RWAs	CET1
	US$m	US$m	US$m	US$m	US$m	US$m

Reported total under the current regime ..........	1,098,876	145,734	1,104,764	140,890	1,123,943	138,789

Regulatory adjustments applied in respect of amounts subject to CRD IV treatment:
- deconsolidation of insurance undertakings in reserves..........................................................		(6,373)		(6,042)		-
- additional valuation adjustment (referred to as PVA) ............................................		(2,296)		(2,260)		(1,720)
- deductions under threshold approach .......		-		-		(9,436)
- other regulatory adjustments ......................	131,245	(6,161)	136,539	(7,163)	167,912	(5,130)

Estimated total under CRD IV ............................	1,230,121	130,904	1,241,303	125,425	1,291,855	122,503

Estimated CET1 ratio ...........................................		10.6%		10.1%		9.5%

Management actions completed in 2013 ..........	-	-	-	-	(35,358)	7,243

Estimated total after management actions completed in 2013 ....................................................................	1,230,121	130,904	1,241,303	125,425	1,256,497	129,746

Estimated CET1 ratio after management actions completed in 2013 .................................................		10.6%		10.1%		10.3%

The table above is consistent with the presentation in our Interim Report 2013. Future planned management actions have been taken into consideration to mitigate the effect of capital deductions for non-significant holdings of financial sector entities. Depending on finalisation of regulatory guidance, the estimated amount of the required mitigation as at 30 September 2013 could reduce from US$4.3bn to US$0.6bn.

There remain substantial areas of uncertainty pending finalisation of a number of the European Banking Authority's Regulatory Technical Standards ('EBA's RTS') and Prudential Regulation Authority ('PRA') final rules which are expected to be published later in the year. The 'end point' CRD IV estimates above may change as a result. In particular, there remains fundamental uncertainty on the draft EBA's RTS for Own Funds - Part III, the impact of which it may not be possible to mitigate in full.

A detailed basis of preparation may be found on page 197 of the Interim Report 2013.

Estimated leverage ratio

The table below presents our estimated leverage ratio, based on the approach prescribed by the PRA. This has been calculated consistently with the basis of preparation outlined in the Supplementary Regulatory Disclosure to our Interim Report 2013, which can be found on our website www.hsbc.com.

At 30 September 2013
US$bn

Total assets per financial balance sheet ...............................................................................................................	2,723
Off balance sheet commitments and guarantees .................................................................................................	420
Other regulatory adjustments ................................................................................................................................	(9)
Exposures after regulatory adjustments ...............................................................................................................	3,134
Tier 1 capital under CRD IV (end point) ...............................................................................................................	131
Tier 1 capital under CRD IV (including instruments which will be ineligible for inclusion after Basel III transitional period has fully elapsed) ...................................................................................................................	147
Estimated leverage ratio (including instruments which will be ineligible for inclusion after Basel III transitional period has fully elapsed) .........................................................................................................................................	4.7%
Estimated leverage ratio (end point) ......................................................................................................................	4.2%

Profit before tax by global business and geographical region

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m
By global business
Retail Banking and Wealth Management ............................	4,852	7,921	1,585	1,700	1,511
Commercial Banking ................................................................	6,016	6,677	1,882	1,946	2,248
Global Banking and Markets .................................................	7,575	7,294	1,852	2,135	2,247
Global Private Banking ...........................................................	92	779	(16)	233	252
Other .........................................................................................	66	(6,453)	(773)	(377)	(2,777)

	18,601	16,218	4,530	5,637	3,481

By geographical region
Europe ....................................................................................	2,723	(884)	(45)	973	(217)
Hong Kong ...........................................................................	6,277	5,551	2,072	2,047	1,790
Rest of Asia-Pacific .............................................................	6,585	6,277	1,528	1,701	1,905
Middle East and North Africa ............................................	1,288	1,048	379	385	276
North America ......................................................................	1,042	2,428	376	526	(926)
Latin America ........................................................................	686	1,798	220	5	653

	18,601	16,218	4,530	5,637	3,481

Summary information - global businesses
Retail Banking and Wealth Management

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	19,930	26,439	6,641	6,576	7,124

Loan impairment charges and other credit risk provisions ..	(2,541)	(4,426)	(773)	(878)	(1,153)

Net operating income .....................................................	17,389	22,013	5,868	5,698	5,971

Total operating expenses ...................................................	(12,827)	(14,922)	(4,376)	(4,112)	(4,704)

Operating profit .............................................................	4,562	7,091	1,492	1,586	1,267

Share of profit in associates and joint ventures ...................	290	830	93	114	244

Profit before tax ..............................................................	4,852	7,921	1,585	1,700	1,511

Profit before tax relates to:
RBWM excluding US Card and Retail Services business
and US run-off portfolio ('Rest of RBWM') ...............	4,984	5,265	1,483	1,614	1,810
US Card and Retail Services ............................................	-	3,766	-	-	(150)
US run-off portfolio .......................................................	(132)	(1,110)	102	86	(149)

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	4,852	7,921	1,585	1,700	1,511
Currency translation adjustment .........................................		(9)		16	(9)
Acquisitions, disposals and dilutions ....................................	73	(5,340)	-	(11)	(266)

Underlying profit before tax ..............................................	4,925	2,572	1,585	1,705	1,236

	%	%	%	%	%

Cost efficiency ratio ..........................................................	64.4	56.4	65.9	62.5	66.0
Pre-tax return on average risk-weighted assets (annualised)	2.5	3.3	2.6	2.7	2.0

Commercial Banking

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	11,848	12,400	3,985	3,930	4,147

Loan impairment charges and other credit risk provisions ..	(1,841)	(1,478)	(681)	(802)	(554)

Net operating income .....................................................	10,007	10,922	3,304	3,128	3,593

Total operating expenses ...................................................	(5,170)	(5,521)	(1,834)	(1,611)	(1,785)

Operating profit .............................................................	4,837	5,401	1,470	1,517	1,808

Share of profit in associates and joint ventures ...................	1,179	1,276	412	429	440

Profit before tax ..............................................................	6,016	6,677	1,882	1,946	2,248

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	6,016	6,677	1,882	1,946	2,248
Currency translation adjustment .........................................		(70)		3	(30)
Acquisitions, disposals and dilutions ....................................	6	(615)	8	(2)	(197)

Underlying profit before tax ..............................................	6,022	5,992	1,890	1,947	2,021

	%	%	%	%	%

Cost efficiency ratio ..........................................................	43.6	44.5	46.0	41.0	43.0
Pre-tax return on average risk-weighted assets (annualised)	2.1	2.2	1.9	2.1	2.2

Management view of revenue

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Global Trade and Receivables Finance1 ...............................	2,216	2,241	757	746	762
Credit and lending ..............................................................	4,562	4,645	1,554	1,520	1,585
Payments and Cash Management1, current accounts and savings deposits ..............................................................	3,924	3,999	1,345	1,304	1,347
Insurance and investments .................................................	483	617	157	143	242
Other .................................................................................	663	898	172	217	211

Net operating income2 .......................................................	11,848	12,400	3,985	3,930	4,147

1 'Global Trade and Receivables Finance' and 'Payments and Cash Management' include revenue attributable to foreign exchange products.
2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Global Banking and Markets

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ................................	14,881	14,654	4,220	4,846	4,319

Loan impairment recoveries/(charges) and other credit risk provisions ......................................................................	(292)	(588)	(118)	(219)	10

Net operating income .....................................................	14,589	14,066	4,102	4,627	4,329

Total operating expenses ...................................................	(7,374)	(7,377)	(2,368)	(2,619)	(2,304)

Operating profit .............................................................	7,215	6,689	1,734	2,008	2,025

Share of profit in associates and joint ventures ...................	360	605	118	127	222

Profit before tax ..............................................................	7,575	7,294	1,852	2,135	2,247

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	7,575	7,294	1,852	2,135	2,247
Currency translation adjustment .........................................		(96)		(41)	(41)
Acquisitions, disposals and dilutions ....................................	(40)	(324)	(57)	15	(108)

Underlying profit before tax ..............................................	7,535	6,874	1,795	2,109	2,098

	%	%	%	%	%

Cost efficiency ratio ..........................................................	49.6	50.3	56.1	54.0	53.3
Pre-tax return on average risk-weighted assets (annualised)	2.4	2.3	1.7	2.0	2.2

Management view of revenue1

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Global Markets ...................................................................	7,449	7,507	2,120	2,481	2,192
Credit .............................................................................	889	655	219	261	285
Rates ..............................................................................	1,782	2,168	546	422	363
Foreign Exchange ...........................................................	2,493	2,469	660	962	736
Equities ..........................................................................	749	536	218	265	140
Securities Services ...........................................................	1,255	1,170	408	442	371
Asset and Structured Finance ..........................................	281	509	69	129	297

Global Banking ...................................................................	4,300	3,936	1,454	1,411	1,354
Financing and Equity Capital Markets ............................	2,433	2,112	824	778	756
Payments and Cash Management ...................................	1,298	1,248	436	439	406
Other transaction services ..............................................	569	576	194	194	192

Balance Sheet Management ................................................	2,391	3,041	711	704	835
Principal Investments ........................................................	262	200	108	140	53
Debit valuation adjustment .................................................	300	-	(151)	(21)	-
Other .................................................................................	179	(30)	(22)	131	(115)

Net operating income2 .......................................................	14,881	14,654	4,220	4,846	4,319

By geographical region
Europe ...............................................................................	5,722	5,476	1,432	1,765	1,463
Hong Kong ........................................................................	2,457	2,105	749	810	674
Rest of Asia-Pacific ...........................................................	2,891	3,093	891	955	928
Middle East and North Africa .............................................	625	616	216	197	209
North America ...................................................................	2,126	2,048	606	746	641
Latin America ....................................................................	1,160	1,392	369	390	433
Intra-HSBC items ...............................................................	(100)	(76)	(43)	(17)	(29)

Net operating income2 .......................................................	14,881	14,654	4,220	4,846	4,319

1  In 2013 funding costs that had previously been reported within 'Other' were allocated to their respective business lines. For comparative purposes, 2012 data have been restated to reflect this change.

2 Netoperating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Global Private Banking

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ...............................	1,809	2,386	658	707	745

Loan impairment charges and other credit risk provisions	(35)	(28)	(21)	(7)	(24)

Net operating income ...................................................	1,774	2,358	637	700	721

Total operating expenses ..................................................	(1,692)	(1,584)	(657)	(469)	(471)

Operating profit/(loss) ..................................................	82	774	(20)	231	250

Share of profit in associates and joint ventures .................	10	5	4	2	2

Profit/(loss) before tax ..................................................	92	779	(16)	233	252

Reconciliation of reported and underlying profit/(loss) before tax
Reported profit/(loss) before tax .......................................	92	779	(16)	233	252
Currency translation adjustment .......................................		(15)		1	(1)
Acquisition, disposals and dilution .....................................	-	(56)	-	-	-

Underlying profit/(loss) before tax ....................................	92	708	(16)	234	251

	%	%	%	%	%

Cost efficiency ratio .........................................................	93.5	66.4	99.8	66.3	63.2
Pre-tax return on average risk-weighted assets (annualised)	0.6	4.7	(0.3)	4.3	4.6

Other1

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ..................	5,159	(23)	1,009	1,329	(361)
- of which effect of changes in own credit spread on the fair value of long-term debt issued ..............................	(594)	(3,903)	(575)	224	(1,733)

Loan impairment recoveries/(charges) and other credit risk provisions ......................................................................	-	1	-	(39)	1

Net operating income/(expense) ...................................	5,159	(22)	1,009	1,290	(360)

Total operating expenses ...................................................	(5,097)	(6,472)	(1,784)	(1,673)	(2,423)

Operating profit/(loss) ...................................................	62	(6,494)	(775)	(383)	(2,783)

Share of profit in associates and joint ventures ...................	4	41	2	6	6

Profit/(loss) before tax ...................................................	66	(6,453)	(773)	(377)	(2,777)

Reconciliation of reported and underlying profit/(loss) before tax
Reported profit/(loss) before tax ........................................	66	(6,453)	(773)	(377)	(2,777)
Currency translation adjustment .........................................		3		(11)	2
Own credit spread ...............................................................	594	3,903	575	(224)	1,733
Acquisitions, disposals and dilutions ....................................	(1,089)	(94)	-	-	39

Underlying profit/(loss) before tax .....................................	(429)	(2,641)	(198)	(612)	(1,003)

1  The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilutions of interests in associates and joint ventures and certain property transactions. In addition, 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

Summary information - geographical regions

Europe

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	16,339	13,775	4,865	5,506	4,108

Loan impairment charges and other credit risk provisions ..	(1,364)	(1,409)	(518)	(656)	(372)

Net operating income .....................................................	14,975	12,366	4,347	4,850	3,736

Total operating expenses ...................................................	(12,252)	(13,246)	(4,390)	(3,878)	(3,957)

Operating profit/(loss) ...................................................	2,723	(880)	(43)	972	(221)

Share of profit/(loss) in associates and joint ventures .........	−	(4)	(2)	1	4

Profit/(loss) before tax ...................................................	2,723	(884)	(45)	973	(217)

Reconciliation of reported and underlying profit/(loss) before tax
Reported profit/(loss) before tax ........................................	2,723	(884)	(45)	973	(217)
Currency translation adjustment .........................................		19		6	6
Own credit spread ...............................................................	479	3,032	482	(157)	1,426
Acquisitions, disposals and dilutions ....................................	(18)	18	(40)	20	10

Underlying profit before tax ..............................................	3,184	2,185	397	842	1,225

	%	%	%	%	%

Cost efficiency ratio ..........................................................	75.0	96.2	90.2	70.4	96.3
Pre-tax return on average risk-weighted assets (annualised)	1.2	(0.4)	(0.1)	1.3	(0.3)

	US$m	US$m	US$m	US$m	US$m
Reconciliation of reported and underlying UK profit/(loss) before tax
Reported profit/(loss) before tax ........................................	2,426	(2,324)	206	560	(708)
Currency translation adjustment .........................................		(10)		11	(12)
Own credit spread ...............................................................	465	2,886	464	(147)	1,380
Acquisitions, disposals and dilutions ....................................	(18)	8	(40)	20	2

Underlying profit before tax ..............................................	2,873	560	630	444	662

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	1,311	216	355	556	308
Commercial Banking ..........................................................	1,448	1,191	362	541	417
Global Banking and Markets ...............................................	1,764	1,456	196	232	413
Global Private Banking ......................................................	(220)	380	(106)	128	144
Other .................................................................................	(1,580)	(4,127)	(852)	(484)	(1,499)

Profit/(loss) before tax .......................................................	2,723	(884)	(45)	973	(217)

Hong Kong

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	10,016	9,158	3,373	3,292	3,025

Loan impairment charges and other credit risk provisions ..	(106)	(56)	(60)	(29)	(24)

Net operating income .....................................................	9,910	9,102	3,313	3,263	3,001

Total operating expenses ...................................................	(3,663)	(3,612)	(1,245)	(1,237)	(1,216)

Operating profit .............................................................	6,247	5,490	2,068	2,026	1,785

Share of profit in associates and joint ventures ...................	30	61	4	21	5

Profit before tax ..............................................................	6,277	5,551	2,072	2,047	1,790

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	6,277	5,551	2,072	2,047	1,790
Currency translation adjustment .........................................		1		3	-
Acquisitions, disposals and dilutions ....................................	-	(79)	-	-	(51)
				-
Underlying profit before tax ..............................................	6,277	5,473	2,072	2,050	1,739

	%	%	%	%	%

Cost efficiency ratio ..........................................................	36.6	39.4	36.9	37.6	40.2
Pre-tax return on average risk-weighted assets (annualised)	6.8	6.9	6.2	6.7	6.6

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	2,831	2,643	964	888	890
Commercial Banking ..........................................................	1,617	1,522	534	557	521
Global Banking and Markets ...............................................	1,498	1,135	420	495	349
Global Private Banking ......................................................	196	180	59	67	58
Other .................................................................................	135	71	95	40	(28)

Profit before tax ................................................................	6,277	5,551	2,072	2,047	1,790

Rest of Asia-Pacific

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	9,545	8,569	2,542	2,606	2,622

Loan impairment charges and other credit risk provisions ..	(235)	(336)	(83)	(89)	(38)

Net operating income .....................................................	9,310	8,233	2,459	2,517	2,584

Total operating expenses ...................................................	(4,201)	(4,372)	(1,452)	(1,357)	(1,507)

Operating profit .............................................................	5,109	3,861	1,007	1,160	1,077

Share of profit in associates and joint ventures ...................	1,476	2,416	521	541	828

Profit before tax ..............................................................	6,585	6,277	1,528	1,701	1,905

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	6,585	6,277	1,528	1,701	1,905
Currency translation adjustment .........................................		(44)		(42)	(24)
Own credit spread ...............................................................	1	2	1	(3)	1
Acquisitions, disposals and dilutions ....................................	(1,108)	(1,367)	8	8	(342)

Underlying profit before tax ..............................................	5,478	4,868	1,537	1,664	1,540

	%	%	%	%	%

Cost efficiency ratio ..........................................................	44.0	51.0	57.1	52.1	57.5
Pre-tax return on average risk-weighted assets (annualised)	3.1	2.8	2.1	2.4	2.5

Profit before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	546	1,283	115	171	362
Commercial Banking ..........................................................	1,862	1,950	635	639	700
Global Banking and Markets ...............................................	2,176	2,544	649	735	810
Global Private Banking ......................................................	56	139	15	18	25
Other .................................................................................	1,945	361	114	138	8

Profit before tax ................................................................	6,585	6,277	1,528	1,701	1,905

Middle East and North Africa

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	1,896	1,813	643	621	576

Loan impairment charges and other credit risk provisions ..	(6)	(217)	(53)	(15)	(82)

Net operating income .....................................................	1,890	1,596	590	606	494

Total operating expenses ...................................................	(924)	(830)	(308)	(335)	(293)

Operating profit .............................................................	966	766	282	271	201

Share of profit in associates and joint ventures ...................	322	282	97	114	75

Profit before tax ..............................................................	1,288	1,048	379	385	276

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	1,288	1,048	379	385	276
Currency translation adjustment .........................................		(25)		1	(7)
Own credit spread ...............................................................	3	5	2	(2)	1
Acquisitions, disposals and dilutions ....................................	-	43	-	-	70

Underlying profit before tax ..............................................	1,291	1,071	381	384	340

	%	%	%	%	%

Cost efficiency ratio ..........................................................	48.7	45.8	47.9	53.9	50.9
Pre-tax return on average risk-weighted assets (annualised)	2.7	2.3	2.3	2.4	1.8

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	239	187	59	90	47
Commercial Banking ..........................................................	481	438	130	159	97
Global Banking and Markets ...............................................	630	454	219	155	168
Global Private Banking ......................................................	11	7	4	2	3
Other .................................................................................	(73)	(38)	(33)	(21)	(39)

Profit before tax ................................................................	1,288	1,048	379	385	276

North America

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	6,824	12,353	2,192	2,336	2,375

Loan impairment charges and other credit risk provisions ..	(959)	(2,856)	(263)	(249)	(695)

Net operating income .....................................................	5,865	9,497	1,929	2,087	1,680

Total operating expenses ...................................................	(4,838)	(7,070)	(1,562)	(1,562)	(2,608)

Operating profit/(loss) ...................................................	1,027	2,427	367	525	(928)

Share of profit in associates and joint ventures ...................	15	1	9	1	2

Profit/(loss) before tax ...................................................	1,042	2,428	376	526	(926)

Reconciliation of reported and underlying profit/(loss) before tax
Reported profit/(loss) before tax ........................................	1,042	2,428	376	526	(926)
Currency translation adjustment .........................................		(17)		(3)	(7)
Own credit spread ...............................................................	111	864	89	(62)	305
Acquisitions, disposals and dilutions ....................................	103	(4,869)	(17)	-	(191)

Underlying profit/(loss) before tax .....................................	1,256	(1,594)	448	461	(819)

	%	%	%	%	%

Cost efficiency ratio ..........................................................	70.9	57.2	71.3	66.9	109.8
Pre-tax return on average risk-weighted assets (annualised)	0.6	1.1	0.6	0.9	(1.3)

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	(112)	3,213	58	110	(261)
RBWM excluding CRS and run-off portfolio ('Rest of RBWM') .....................................................	20	557	(44)	24	38
Card and Retail Services ..................................................	-	3,766	-	-	(150)
Run-off portfolio ...........................................................	(132)	(1,110)	102	86	(149)
Commercial Banking ..........................................................	542	983	225	131	301
Global Banking and Markets ...............................................	844	758	150	313	209
Global Private Banking ......................................................	46	58	14	16	17
Other .................................................................................	(278)	(2,584)	(71)	(44)	(1,192)

Profit/(loss) before tax .......................................................	1,042	2,428	376	526	(926)

Latin America

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	7,254	8,260	2,296	2,453	2,695

Loan impairment charges and other credit risk provisions ..	(2,039)	(1,645)	(616)	(907)	(509)

Net operating income .....................................................	5,215	6,615	1,680	1,546	2,186

Total operating expenses ...................................................	(4,529)	(4,818)	(1,460)	(1,541)	(1,533)

Operating profit .............................................................	686	1,797	220	5	653

Share of profit in associates and joint ventures ...................	-	1	-	-	-

Profit before tax ..............................................................	686	1,798	220	5	653

Reconciliation of reported and underlying profit before tax
Reported profit before tax .................................................	686	1,798	220	5	653
Currency translation adjustment .........................................		(121)		3	(47)
Acquisitions, disposals and dilutions ....................................	(27)	(175)	-	(26)	(28)

Underlying profit/(loss) before tax .....................................	659	1,502	220	(18)	578

	%	%	%	%	%

Cost efficiency ratio ..........................................................	62.4	58.3	63.6	62.8	56.9
Pre-tax return on average risk-weighted assets (annualised)	0.9	2.4	0.9	-	2.6

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Jun 2013	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	37	379	34	(115)	165
Commercial Banking ..........................................................	66	593	(4)	(81)	212
Global Banking and Markets ...............................................	663	947	218	205	298
Global Private Banking ......................................................	3	15	(2)	2	5
Other .................................................................................	(83)	(136)	(26)	(6)	(27)

Profit before tax ................................................................	686	1,798	220	5	653

Appendix - selected information

Loans and advances to customers by industry sector and by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 September 2013
Personal .........................................	186,632	72,628	49,729	6,535	76,869	15,385	407,778	39.5
Residential mortgages .................	136,965	53,602	37,901	2,426	64,409	3,827	299,130	29.0
Other personal ...........................	49,667	19,026	11,828	4,109	12,460	11,558	108,648	10.5

Corporate and commercial .............	227,111	113,589	88,488	21,008	50,256	30,540	530,992	51.4
Manufacturing ............................	50,210	11,456	19,229	3,170	10,336	12,590	106,991	10.3
International trade and services ..	73,767	42,249	35,567	9,396	13,776	7,635	182,390	17.6
Commercial real estate ...............	31,921	25,443	9,529	677	6,244	2,311	76,125	7.4
Other property-related ...............	8,061	18,207	7,132	1,503	8,038	290	43,231	4.2
Government ...............................	2,388	2,857	316	1,614	463	1,362	9,000	0.9
Other commercial ......................	60,764	13,377	16,715	4,648	11,399	6,352	113,255	11.0

Financial ........................................	60,243	7,340	4,068	1,858	16,440	1,325	91,274	8.8
Non-bank financial institutions ..	58,782	6,863	3,938	1,857	16,440	1,222	89,102	8.6
Settlement accounts ...................	1,461	477	130	1	-	103	2,172	0.2

Asset-backed securities reclassified ..	2,946	-	-	-	145	-	3,091	0.3

Total gross loans and advances to customers1 ..................................	476,932	193,557	142,285	29,401	143,710	47,250	1,033,135	100.0

At 30 June 2013
Personal .........................................	173,270	72,288	48,534	6,377	78,959	15,081	394,509	40.0
Residential mortgages .................	127,434	53,475	36,605	2,296	66,277	3,561	289,648	29.4
Other personal ...........................	45,836	18,813	11,929	4,081	12,682	11,520	104,861	10.6

Corporate and commercial .............	211,128	111,610	86,873	21,416	48,327	30,451	509,805	51.8
Manufacturing ............................	46,202	10,944	19,300	3,409	9,609	12,128	101,592	10.3
International trade and services ..	66,317	42,707	35,091	9,458	13,082	7,771	174,426	17.7
Commercial real estate ...............	30,764	24,158	9,258	898	6,064	2,328	73,470	7.5
Other property-related ...............	7,403	17,182	6,533	1,526	7,725	285	40,654	4.1
Government ...............................	1,834	2,813	407	1,664	348	1,431	8,497	0.9
Other commercial ......................	58,608	13,806	16,284	4,461	11,499	6,508	111,166	11.3

Financial ........................................	51,060	6,168	4,630	1,822	12,103	1,380	77,163	7.8
Non-bank financial institutions ..	49,526	5,563	4,475	1,821	12,103	1,289	74,777	7.6
Settlement accounts ...................	1,534	605	155	1	-	91	2,386	0.2

Asset-backed securities reclassified ..	3,319	-	-	-	147	-	3,466	0.4

Total gross loans and advances to customers1 ..................................	438,777	190,066	140,037	29,615	139,536	46,912	984,943	100.0

At 31 December 2012
Personal .........................................	186,274	70,341	49,305	6,232	84,354	18,587	415,093	41.0
Residential mortgages .................	135,172	52,296	36,906	2,144	70,133	5,211	301,862	29.8
Other personal ...........................	51,102	18,045	12,399	4,088	14,221	13,376	113,231	11.2

Corporate and commercial .............	223,061	99,199	85,305	22,452	47,886	35,590	513,493	50.6
Manufacturing ............................	56,690	10,354	19,213	3,373	9,731	12,788	112,149	11.1
International trade and services ..	70,954	33,832	32,317	9,115	13,419	9,752	169,389	16.6
Commercial real estate ...............	33,279	23,384	9,286	865	6,572	3,374	76,760	7.6
Other property-related ...............	7,402	16,399	6,641	2,103	7,607	380	40,532	4.0
Government ...............................	2,393	2,838	1,136	1,662	774	1,982	10,785	1.1
Other commercial ......................	52,343	12,392	16,712	5,334	9,783	7,314	103,878	10.2

Financial ........................................	55,732	4,546	4,255	1,196	13,935	1,594	81,258	8.0
Non-bank financial institutions ..	55,262	4,070	3,843	1,194	13,935	1,513	79,817	7.9
Settlement accounts ...................	470	476	412	2	-	81	1,441	0.1

Asset-backed securities reclassified ..	3,694	-	-	-	197	-	3,891	0.4

Total gross loans and advances to customers1 ..................................	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735	100.0

1 Additionally, gross loans and advances to customers of US$9,627m (30 June 2013: US$13,985m; 31 December 2012: US$6,842m) are reported within assets held for sale.

Exposures to countries in the eurozone

During 3Q13, in spite of ongoing improvements through austerity and structural reforms, the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continued to exhibit a high ratio of sovereign debt to gross domestic product and excessive fiscal deficits. At 30 September 2013, there were no significant changes in our exposures to peripheral eurozone countries from those set out in our Interim Report 2013.

Notable revenue items and notable cost items by geographical region and global business

Notable revenue items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Nine months ended 30 September 2013
Net gain on completion of Ping An disposal1 ..................................................	-	-	553	-	-	-	553

Quarter ended 31 December 2012
Ping An contingent forward sale contract2	-	-	(553)	-	-	-	(553)

Notable revenue items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Nine months ended 30 September 2013
Net gain on completion of Ping An disposal1 ....................................................................	-	-	-	-	553	553

Quarter ended 31 December 2012
Ping An contingent forward sale contract2 ..	-	-	-	-	(553)	(553)

1  The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

2 For a full description of the Ping An contingent forward sale contract, see page 472 of the Annual Report and Accounts 2012.

Notable cost items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Nine months ended 30 September 2013
Restructuring and other related costs ........	176	4	64	(5)	89	68	396
UK customer redress programmes ............	840	-	-	-	-	-	840

Nine months ended 30 September 2012
Restructuring and other related costs ........	234	30	107	14	175	100	660
UK customer redress programmes ............	1,698	-	-	-	-	-	1,698
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .................................	-	-	-	-	1,500	-	1,500

Quarter ended 30 September 2013
Restructuring and other related costs ........	73	2	54	(8)	11	26	158
UK customer redress programmes ............	428	-	-	-	-	-	428

Quarter ended 30 September 2012
Restructuring and other related costs ........	33	7	(6)	11	24	28	97
UK customer redress programmes ............	353	-	-	-	-	-	353
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .................................	-	-	-	-	800	-	800

Notable cost items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Nine months ended 30 September 2013
Restructuring and other related costs ...........	158	50	15	7	166	396
UK customer redress programmes ................	706	68	66	-	-	840

Nine months ended 30 September 2012
Restructuring and other related costs ...........	199	53	34	52	322	660
UK customer redress programmes ................	1,465	114	119	-	-	1,698
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .....................................	-	-	-	-	1,500	1,500

Quarter ended 30 September 2013
Restructuring and other related costs ...........	73	28	6	1	50	158
UK customer redress programmes ................	294	68	66	-	-	428

Quarter ended 30 September 2012
Restructuring and other related costs ...........	16	11	2	15	53	97
UK customer redress programmes ................	358	(5)	-	-	-	353
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .....................................	-	-	-	-	800	800

US run-off portfolios

	Quarter ended
	30 Sep 2013	30 Jun 2013	31 Mar 20131	31 Dec 2012	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions2 ...............................	494	394	399	809	587
- of which:
non-qualifying hedges .................................................	(4)	180	83	38	(48)

Loan impairment charges and other credit risk provisions ..	(150)	(79)	(317)	(494)	(498)

Net operating income .....................................................	344	315	82	315	89

Total operating expenses ...................................................	(242)	(229)	(402)	(481)	(238)

Operating profit/(loss) ...................................................	102	86	(320)	(166)	(149)

Share of profit in associates and joint ventures ...................	-	-	-	2	-

Profit/(loss) before tax2 ..................................................	102	86	(320)	(164)	(149)

1 The quarter ended 31 March 2013 includes the loss on sale and results of the US Insurance business.
2  'Net operating income before loan impairment charges and other credit risk provisions' and 'Profit/(loss) before tax' exclude movements in fair value of own debt, and include the effect of non-qualifying hedges.

	Quarter ended
	30 Sep 2013	30 Jun 2013	31 Mar 2013	31 Dec 2012	30 Sep 2012
	US$m	US$m	US$m	US$m	US$m
Loan portfolio information
Loans and advances to customers (gross) ............................	33,496	35,602	37,164	38,741	39,980
Loans and advances to customers - held for sale ................	1,043	461	3,974	3,958	4,290
Impairment allowances ......................................................	3,569	3,789	4,137	4,481	4,652
Impairment allowances - assets held for sale ......................	127	55	642	669	706
2+ delinquency ...................................................................	7,327	7,388	7,670	8,284	8,419
Write-offs (net) .................................................................	61	216	544	563	646

	%	%	%	%	%
Ratios1:
Impairment allowances ...................................................	10.7	10.7	11.6	12.1	12.1
Loan impairment charges ...............................................	1.7	2.0	3.0	4.6	4.4
2+ delinquency ...............................................................	21.2	20.5	18.6	19.4	19.0
Write-offs ......................................................................	0.7	2.3	5.2	5.2	5.7

1  The 'write-offs' and 'loan impairment charges' ratios are a percentage of average total loans and advances (quarter annualised), while the 'impairment allowances' and '2+ delinquency' ratios are a percentage of period end loans and advances to customers (gross). All ratios include assets held for sale.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 04 November 2013